Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Six Months Ended June 30,
2014
Earnings available for fixed charges, as defined:
Net income	$82,903
Tax expense based on income	55,773
Fixed charges (a)	61,638
Earnings available for fixed charges, as defined	$200,314
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$53,094
Estimated interest cost within rental expense	2,145
Amortization of net debt premium, discount, and expenses	6,399
Total fixed charges, as defined	$61,638
Ratio of earnings to fixed charges	3.25
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$1,512
Adjustment to pretax basis	1,017
$2,529

Combined fixed charges and preferred stock dividend requirements	$64,167
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.12

(a)	Includes net interest related to uncertain tax positions.